UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   W. KIM AUSTEN
   701 5TH AVE
   DES MOINES  IA  50391-2000

2. Issuer Name and Ticker or Trading Symbol
   ALLIED Group, Inc. (GRP)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   May 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Regional Vice President of Certain Subsidiaries
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  03/01/97    F    V   77.0000       D  $33.3750                    D
Common Stock                                  05/16/97    S        100.0000      D  $36.5000                    D
Common Stock                                  05/19/97    S        1,700.0000    D  $36.0000                    D
Common Stock                                  05/19/97    S        4,400.0000    D  $36.1250                    D
Common Stock                                  05/22/97    M        7,500.0000    A  $18.1667                    D
Common Stock                                  05/22/97    M        375.0000      A  $16.1667                    D
Common Stock                                  05/22/97    M        375.0000      A  $16.1667                    D
Common Stock                                  05/22/97    M        188.0000      A  $16.1667                    D
                                                          (1)
Common Stock                                  05/22/97    D        188.0000      D  $36.5625                    D
Common Stock                                  05/22/97    M        375.0000      A  $18.4167                    D
Common Stock                                  05/22/97    M        375.0000      A  $18.4167                    D
Common Stock                                  05/22/97    M        187.0000      A  $18.4167                    D
                                                          (1)
Common Stock                                  05/22/97    D        187.0000      D  $36.5625     13,755.7861    D
Common Stock                                                                                     12,944.8411    I  by ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $18.1667        05/22/97       M                          7,500.0000 (2)    03/16/96    03/16/03
(right to buy)
Incentive Stock Option (right  $16.1667        05/22/97       M                          375.0000 (3)      03/31/96    03/31/04
to buy)
Non-Qualified Stock Option     $16.1667        05/22/97       M                          375.0000 (3)      03/31/96    03/31/04
(right to buy)
Stock Appreciation Right       $16.1667        05/22/97       M (1)                      188.0000          03/31/96    03/31/04
Incentive Stock Option (right  $18.4167        05/22/97       M                          375.0000 (4)      03/31/97    03/31/05
to buy)
Non-Qualified Stock Option     $18.4167        05/22/97       M                          375.0000 (4)      03/31/97    03/31/05
(right to buy)
Stock Appreciation Right       $18.4167        05/22/97       M (1)                      187.0000          03/31/97    03/31/05
Non-Qualified Stock Option     $34.3750        03/21/97       A     V   5,000.0000                         03/21/00    03/21/07
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     05/22/97  Common Stock                   7,500.0000                7,500.0000    D
(right to buy)
Incentive Stock Option (right  05/22/97  Common Stock                   375.0000                  750.0000      D
to buy)
Non-Qualified Stock Option     05/22/97  Common Stock                   375.0000                  750.0000      D
(right to buy)
Stock Appreciation Right       05/22/97  Common Stock                   188.0000                  375.0000      D
Incentive Stock Option (right  05/22/97  Common Stock                   375.0000                  1,125.0000    D
to buy)
Non-Qualified Stock Option     05/22/97  Common Stock                   375.0000                  1,125.0000    D
(right to buy)
Stock Appreciation Right       05/22/97  Common Stock                   187.0000                  563.0000      D
Non-Qualified Stock Option     03/21/97  Common Stock                   5,000.0000                5,000.0000    D
(right to buy)

Explanation of Responses:

(1)
Exercise of SAR for cash.
(2)
This option was previously reported covering 5000 shares at an exercise price of $27.25 per share, but was adjusted to reflect a stock split on November 29, 1996.
(3)
This option was previously reported covering 250 shares at an exercise price of $24.25 per share, but was adjusted to reflect a stock split on November 29, 1996.
(4)
This option was previously reported covering 250 shares at an exercise price of $27.625 per share, but was adjusted to reflect a stock split on November 29, 1996.
 -
On November 29, 1996 the common stock of ALLIED Group, Inc. split 3-for-2, resulting in the reporting person's acquisition of 2260.335 shares of common stock.

SIGNATURE OF REPORTING PERSON
/S/ W. KIM AUSTEN
DATE